UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                               The Eastern Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   276317 10 4
-------------------------------------------------------------------------------

                                 (CUSIP Number)

                                 Clay Lifflander
     MMI Investments, L.L.C., RRI, Box 167D, Wing Road, Millbrook, NY 12545
-------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  April 1, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 14 Pages

-------------------------------------------------------------------------------
     CUSIP No. 276317 10 4                              Page  2   of  14  Pages
               -----------                                   ---     ----
-------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MMI Investments, L.L.C.
         TIN 14-1790769
-------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
     3   SEC USE ONLY
-------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
         WC, OO
-------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
-------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
     NUMBER OF                              0
     SHARES                         -------------------------------------------
     BENEFICIALLY                   8       SHARED VOTING POWER
     OWNED BY                               0
     EACH                           -------------------------------------------
     REPORTING                      9       SOLE DISPOSITIVE POWER
     PERSON WITH                            0
                                    -------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            0
-------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
-------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%
-------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*
         OO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------------------------------------------------
     CUSIP No. 276317 10 4                              Page  3   of  14  Pages
               -----------                                   ---     ----
-------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Millbrook Capital Management Inc.
         TIN 13-3540644
-------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
     3   SEC USE ONLY
-------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
-------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
     NUMBER OF                              0
     SHARES                         -------------------------------------------
     BENEFICIALLY                   8       SHARED VOTING POWER
     OWNED BY                               0
     EACH                           -------------------------------------------
     REPORTING                      9       SOLE DISPOSITIVE POWER
     PERSON WITH                            0
                                    -------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            0
-------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
-------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%
-------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*
         CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------------------------------------------------
     CUSIP No. 276317 10 4                              Page  4   of  14  Pages
               -----------                                   ---     ---
-------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         John S. Dyson
         SSN ###-##-####
-------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
     3   SEC USE ONLY
-------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
-------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.
-------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
     NUMBER OF                              0
     SHARES                         -------------------------------------------
     BENEFICIALLY                   8       SHARED VOTING POWER
     OWNED BY                               0
     EACH                           -------------------------------------------
     REPORTING                      9       SOLE DISPOSITIVE POWER
     PERSON WITH                            0
                                    -------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            0
-------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
-------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%
-------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------------------------------------------------
     CUSIP No. 276317 10 4                              Page  5   of  14  Pages
               -----------                                   ---     ----
-------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         B.W. Elliott Manufacturing Co.
         TIN 15-0585760
-------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
     3   SEC USE ONLY
-------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
         WC, BK, OO
-------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
-------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
     NUMBER OF                              0
     SHARES                         -------------------------------------------
     BENEFICIALLY                   8       SHARED VOTING POWER
     OWNED BY                               0
     EACH                           -------------------------------------------
     REPORTING                      9       SOLE DISPOSITIVE POWER
     PERSON WITH                            0
                                    -------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            0
-------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
-------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0
-------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*
         CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


Item 2.  Identity and Background


         Item 2 of Schedule 13D is amended in its entirety to read as follows:

          This statement is being filed by each of the following, who are collectively referred to herein as the "Reporting Persons":

          1. MMI Investments, L.L.C., a Delaware limited liability company ("MMI");

          2. Millbrook Capital Management Inc., a New York corporation ("Millbrook");

          3. John S. Dyson, sole stockholder, a Director and Chairman of Millbrook; and

          4. B.W. Elliott Manufacturing Co., a New York corporation ("Elliott").

             MMI, Millbrook and Mr. Dyson are collectively referred to herein as the "Millbrook Reporting Persons".

          The principal business address for each of the Millbrook Reporting Persons is RR1, Box 167D, Wing Road, Millbrook, New York 12545.

          MMI is a limited liability company organized under the Delaware Limited Liability Company Act. MMI is primarily engaged in the business of investing in securities.

          Millbrook's principal business is to manage investments in publicly traded securities as well as in private companies. Millbrook is the Manager of MMI, and as such, it has the sole power to vote and dispose of investment securities held by MMI. Millbrook's officers are John S. Dyson, Chairman; Clay
B. Lifflander, President; Alan Rivera, Chief Financial Officer; and David H. Bova, Vice President (Messrs. Dyson, Lifflander, Rivera and Bova are referred to collectively herein as the "Millbrook Principals"). The Millbrook Principals are the directors of Millbrook. The Millbrook Principals and Millbrook are also members of MMI. On July 16, 1996, Mr. Lifflander revoked the proxy given by Mr. Dyson to vote the shares of capital stock of Millbrook that Mr. Dyson owns. The principal business address for the Millbrook Principals is RR1, Box 167D, Wing Road, Millbrook, New York 12545, and each of them is a United States citizen. The principal employment for the Milllbrook Principals is in their respective capacities with Millbrook listed above.

                               Page 6 of 14 Pages

          Elliot's principal business is the manufacturing of flexible shaft and valve control products for industrial users. The principal business address for Elliott is 11 Beckwith Street, Binghamton, New York 13904-1687. The officer of Elliott is George M. Scherer, Chief Executive Officer. Mr. Scherer's business address is 37 Beckwith Street, Binghamton, New York 13904-1687 and he is a United States citizen. In addition, Messrs. Dyson, Scherer, Lifflander, Rivera and Bova are the directors of Elliott (collectively, the "Elliott Principals"). Millbrook owns 90% and Mr. Scherer owns 10% of the outstanding capital stock of Elliott.

          During the last five years, none of the Reporting Persons, Millbrook Principals or Elliott Principals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

          During the past five years, none of the Reporting Persons, Millbrook Principals or Elliott Principals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

          Item 3 of Schedule 13D is hereby amended in its entirety to read as follows:

          Not applicable.

Item 4.  Purpose of Transaction


          Item 4 of Schedule 13D is hereby amended in its entirety to read as follows:

          MMI acquired Shares of the Company because MMI believed that trading prices of the Shares do not adequately reflect the potential value of the Company's underlying business and assets. MMI initially intended to work with management to effectuate value enhancement strategies for all stockholders. However, after meeting with management and studying the Company's operations and industry, MMI determined that the best means to maximize value for all stockholders is to effect a sale of the Company.

          On July 16, 1996, Millbrook sent a merger proposal to the Chairman of the Company to have Elliott acquire all outstanding Shares of the Company for $15 per Share in cash (the "Merger Proposal"). The Merger Proposal also indicated that the merger price would be subject to increase if Eastern could demonstrate additional value not reflected in its then current stock price. The Merger Proposal was subject, among other things, to the approval of the Company's Board of Directors, a majority of the Company's public shareholders

                               Page 7 of 14 Pages
indicating support for the transaction and other customary conditions for transactions of this nature. On July 18, 1996, and July 24, 1996, Millbrook sent additional correspondence to the Chairman of the Company contained in Exhibits 9 and 10 hereto.

          On July 25, 1996, the Board of Directors of the Company rejected the Merger Proposal. On July 29, 1996, the Board of Directors of the Company amended the Company's bylaws to increase the vote required for stockholders to amend the bylaws from 50% to 75%.

          On July 25, 1996 and August 12, 1996, Millbrook, on behalf of MMI, sent written demands for a list of the Company's stockholders to the Company, which the Company rejected. On July 31, 1996 and August 6, 1996, MMI commenced actions which were subsequently withdrawn seeking access to the Company's list of stockholders.

          On August 15, 1996, MMI commenced an action in the Superior Court in the Judicial District of Waterbury, Connecticut (the "Superior Court") to require the Company to permit MMI to examine and make copies of the Company's stockholder list for the purpose of permitting MMI to communicate with other stockholders of the Company.

          On August 22, 1996, MMI, Mr. Ernst Ohnell (on his own behalf and on behalf of the Ohnell Family Foundation and his wife and two children (collectively, the "Ohnell Investors")) and two other stockholders issued a written request for a special meeting of stockholders to the president of the Company. On September 6, 1996, the Company rejected the request for a special meeting of stockholders and filed an action requesting a temporary and permanent injunction and declaratory relief against MMI calling for a special meeting of stockholders. At a hearing on September 9, 1996, the Superior Court consolidated MMI's action filed August 15, 1996 requesting the stockholder list and the Company's action filed September 6, 1996 requesting an injunction against having to call a special meeting of stockholders.

          On September 25, 1996, MMI, the Ohnell Investors and one other stockholder issued a second written request to the President of the Company requesting that he call a special meeting of stockholders in order to (i) consider the Merger Proposal, (ii) consider a proposal requesting that the Company's Board of Directors approve the Merger Proposal, and if no merger of the Company is consummated by December 31, 1996, the declaration of a special dividend of $3.00 per share, (iii) consider amending the bylaws of the Company to repeal the amendment thereof adopted by the Company's Board of Directors on July 29, 1996 which increased the required stockholder vote to amend the bylaws from 50% to 75%, (iv) consider amending the bylaws to permit the removal of directors by majority vote of stockholders, and (v) consider a proposal to replace the current directors with a new slate of directors committed to maximizing the current stockholder values pursuant to clauses (i) and (ii) above. A copy of the request dated September 25, 1996 is annexed hereto as
Exhibit 11.

                               Page 8 of 14 Pages

          MMI's request for a stockholders list and the request for a special meeting of stockholders were the subject of the litigation before the Superior Court. A trial was held October 2 through October 4, 1996. In December, the Superior Court ruled that the Company was required to provide MMI with a stockholders list and MMI was enjoined from calling a special meeting pursuant to the request dated September 25, 1996.

          On September 20, 1996, Millbrook sent a letter to the Company's stockholders updating them with respect to the status of the Merger Proposal. A copy of the letter is annexed hereto as Exhibit 12.

          On November 20, 1996, Mr. Ohnell sent to the Secretary of the Company notice that he intended to present at the Company's 1997 annual meeting of stockholders a stockholder proposal requesting the Company's Board of Directors to authorize the immediate retention of an investment banking firm to seek proposals for the sale of the Company to maximize stockholder value. A copy of such notice is annexed as Exhibit 13 hereto.

          On January 22, 1997, the Company finally sent MMI a copy of its shareholders list, which failed to include a list of non-objecting beneficial owners.

          On February 5, 1997, MMI notified the Company of its intent to nominate three individuals to fill the three vacancies on the Company's Board of Directors that were to arise due to their term expirations at the annual meeting of the Company's shareholders on March 26, 1997. A copy of such notice is annexed as Exhibit 14 hereto. On February 6, 1997, Millbrook issued a press release regarding its notification to the Company. A copy of such press release is annexed as Exhibit 15 hereto. On March 26, 1997, the incumbent directors were re-elected at the annual meeting of the Company's shareholders.

          On April 1, 1998, MMI sold 178,400 Shares in an open market transaction at a price of $25-7/8 per share, thus liquidating MMI's entire position in the Company. On April 2, 1998, Millbrook sent Mr. Leonard Leganza, the current President and Chief Executive Officer of the Company, a letter congratulating him on his magnificent stewardship of the Company. A copy of the letter is annexed as Exhibit 17 hereto.

Item 5.  Interest in Securities of the Issuer


          Item 5 of Schedule 13D is hereby amended in its entirety to read as follows:

          As of April 1, 1998, MMI directly and beneficially owns (as defined by Rule 13d-3 under the Act) 0 Shares, or 0% of the 2,603,434 Shares outstanding as of February 28, 1998 as reported by the Company in its Annual Report on Form 10-K for the year ended January 3, 1998.

                               Page 9 of 14 Pages

          Not applicable.

          On April 1, 1998, MMI sold 178,000 Shares in an open market transaction at a price of $25-7/8 per share, thus liquidating MMI's entire position in the Company. See Exhibit 1 for a list of purchase transactions with respect to Shares executed by MMI prior to the date of this report. All such purchases were made on the open market through the facilities of the American Stock Exchange.

          Not applicable.

          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


          Item 6 of Schedule 13D is hereby amended in its entirety to read as follows:

          On July 16, 1996, Millbrook and Mr. Ohnell executed a letter agreement (the "Letter Agreement") in which they agreed to cooperate in making the Merger Proposal. Such letter agreement is Exhibit 5 hereto.

          In addition, on July 16, 1996, Millbrook sent a letter to the Chairman of the Company setting forth the Merger Proposal. Such letter is Exhibit 3 hereto. Additional correspondence from Millbrook to the Company with respect to the Merger Proposal is contained in Exhibits 9 and 10 hereto. The request for a special meeting of stockholders dated September 25, 1996 is contained in Exhibit 11 hereto.

          On November 20, 1997, Millbrook notified Mr. Ohnell that it was terminating the Letter Agreement in its entirety effective immediately. Such letter is Exhibit 16 hereto.

          Except as otherwise set forth above or in Item 3, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Millbrook Principals, had any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be filed as Exhibits


Exhibit 1         Schedule of Transactions.                                ***

                              Page 10 of 14 Pages

Exhibit 2         Amended Joint Filing Agreement dated                       +
                  November 21, 1997.

Exhibit 3         Letter to Chairman of the Company dated                    *
                  July 16, 1996.

Exhibit 4         Press Release dated July 17, 1996.                         *

Exhibit 5         Letter Agreement by and between Millbrook                  *
                  and Mr. Ohnell dated July 16, 1996.

Exhibit 9         Letter to Chairman of the Company dated                   **
                  July 18, 1996.

Exhibit 10        Letter to Chairman of the Company dated                   **
                  July 24, 1996.

Exhibit 11        Request for special meeting of stockholders              ***
                  of the Company dated September 25, 1996.

Exhibit 12        Letter from Millbrook to Company's stockholders          ***
                  dated September 20, 1996.

Exhibit 13        Notice dated November 20, 1996 from Mr. Ohnell          ****
                  to the Company presenting a proposal to
                  be considered at the 1997 annual meeting of stockholders.

Exhibit 14        Shareholder's Notice of Nominations dated               *****
                  February 5, 1997 from MMI to the Company, addressed to Mr. Whitmore, the Secretary of the Company.

Exhibit 15        Press Release dated February 6, 1997.                   *****

Exhibit 16        Letter from Millbrook to Mr. Ohnell dated
                  November 20, 1997.                                          +

Exhibit 17        Letter from Millbrook to CEO and President
                  of the Company dated April 2, 1998.                   Page 14

------------------------

*        Filed as an exhibit with Amendment No. 1 to Schedule 13D dated
         July 16, 1996.

**       Filed as an exhibit with Amendment No. 2 to Schedule 13D dated
         July 24, 1996.

*** Filed as an exhibit with Amendment No. 3 to Schedule 13D dated September 25, 1996.

**** Filed as an exhibit with Amendment No. 4 to Schedule 13D dated November 20, 1996.

***** Filed as an exhibit with Amendment No. 5 to Schedule 13D dated February 5, 1997.

+ Filed as an exhibit with Amendment No. 7 to Schedule 13D dated November 20, 1997.

                              Page 11 of 14 Pages

                                    SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            MMI INVESTMENTS, L.L.C.


                                            By:  /s/ Clay B. Lifflander
                                                 ------------------------------
                                                 Clay B. Lifflander
                                                 as President of Millbrook
                                                 Capital Management Inc.,
                                                 Manager of MMI Investments,
                                                 L.L.C.

                                            MILLBROOK CAPITAL MANAGEMENT
                                                 INC.


                                            By:   /s/ Clay B. Lifflander
                                                  -----------------------------
                                                  Clay B. Lifflander
                                                  President

                                            B.W. ELLIOTT MANUFACTURING CO.


                                            By:    /s/ George M. Scherer
                                                   ----------------------------
                                                   George M. Scherer
                                                   President


                                            /s/ John S. Dyson
                                            -----------------------------------
                                            John S. Dyson
                                            Individually

Dated:  April [  ], 1998


                              Page 12 of 14 Pages

                                  EXHIBIT INDEX

Exhibit 1         Schedule of Transactions.                                ***

Exhibit 2         Amended Joint Filing Agreement dated                       +
                  November 21, 1997.

Exhibit 3         Letter to Chairman of the Company dated                    *
                  July 16, 1996.

Exhibit 4         Press Release dated July 17, 1996.                         *

Exhibit 5         Letter Agreement by and between Millbrook                  *
                  and Mr. Ohnell dated July 16, 1996.

Exhibit 9         Letter to Chairman of the Company dated                   **
                  July 18, 1996.

Exhibit 10        Letter to Chairman of the Company dated                   **
                  July 24, 1996.

Exhibit 11        Request for special meeting of stockholders              ***
                  of the Company dated September 25, 1996.

Exhibit 12        Letter from Millbrook to Company's stockholders          ***
                  dated September 20, 1996.

Exhibit 13        Notice dated November 20, 1996 from Mr. Ohnell          ****
                  to the Company presenting a proposal to
                  be considered at the 1997 annual meeting of stockholders.

Exhibit 14        Shareholder's Notice of Nominations dated               *****
                  February 5, 1997 from MMI to the Company, addressed to Mr. Whitmore, the Secretary of the Company.

Exhibit 15        Press Release dated February 6, 1997.                   *****

Exhibit 16        Letter from Millbrook to Mr. Ohnell dated
                  November 20, 1997.                                          +

Exhibit 17        Letter from Millbrook to CEO and President
                  of the Company dated April 2, 1998.                   Page 14

------------------------

*        Filed as an exhibit with Amendment No. 1 to Schedule 13D dated
         July 16, 1996.
**       Filed as an exhibit with Amendment No. 2 to Schedule 13D dated
         July 24, 1996.
*** Filed as an exhibit with Amendment No. 3 to Schedule 13D dated September 25, 1996.
**** Filed as an exhibit with Amendment No. 4 to Schedule 13D dated November 20, 1996.
***** Filed as an exhibit with Amendment No. 5 to Schedule 13D dated February 5, 1997.
+ Filed as an exhibit with Amendment No. 7 to Schedule 13D dated November 20, 1997.



                              Page 13 of 14 Pages

                                                                     Exhibit 17

                 [Millbrook Capital Management Inc. Letterhead]



April 2, 1998



Mr. Leonard F. Leganza
President and Chief Executive Officer
The Eastern Company
112 Bridge Street
Naugatuck, CT  06770

Dear Len:

          I wanted to take this opportunity to congratulate you, the Board of Directors, management and employees of The Eastern Company on the magnificent job you have done to turn the fortunes of the company for the benefit of the shareholders. Given the substantial increase in the stock price since early 1996, it is only prudent for us to monetize our position at this juncture. Nonetheless, we believe that under your stewardship as Chief Executive Officer the future of the Company has been redirected upwards.

          MCM wishes you and your team the very best.


Sincerely,



/s/ Clay B. Lifflander
Clay B. Lifflander
President


                              Page 14 of 14 Pages